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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-46008

SEC MAIL PROCESSING RECEIVED NOV 28 2005 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST HEARTLAND CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 LAKE ST. LOUIS BLVD
(No. and Street)

LAKE ST. LOUIS	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HOFF — 636-625-0900 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD W. SCHMIDT CPA, P.C.
(Name – *if individual, state last, first, middle name*)

11353 BRIERHALL CIRCLE	ST. LOUIS	MO	63043
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JAN 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST HEARLAND CAPITAL, INC., as of SEPTEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Heartland Capital, Inc.

AUDITED FINANCIAL STATEMENTS

September 30, 2005

Prepared by:
Richard W. Schmidt CPA, P.C.
St. Louis, Missouri

First Heartland Capital, Inc.

TABLE OF CONTENTS

RICHARD W. SCHMIDT CPA, P.C. 11353 BRIERHALL CIRCLE MARYLAND HEIGHTS, MO 63043

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Heartland Capital, Inc.

I have audited the accompanying statement of financial condition of First Heartland Capital, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Heartland Capital, Inc. as of September 30, 2005, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard W. Schmidt CPA, P.C.

Richard W. Schmidt CPA, P.C.
St. Louis, Missouri
November 11, 2005

Phone 314.739.6994 Fax 314.739.1409 Cell 314.616.1708 Email rwspc@cablemo.net

First Heartland Capital, Inc.

BALANCE SHEET

September 30, 2005

ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	857,939
Concessions Receivable		631,233
Prepaid Expenses		39,299
Total Current Assets		1,528,471
PROPERTY AND EQUIPMENT - at cost		
Office Equipment and Computer Software		133,061
Less Accumulated Depreciation		33,054
		100,007
OTHER ASSETS		
Investments, at lower of cost or market		4,500
Deposits		70,000
		74,500
TOTAL ASSETS	$	1,702,978
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$	228,450
Accrued Commissions		605,734
Accrued Income Taxes		11,917
Deferred Income Taxes		18,800
Due to Related Corporation		410,302
Total Current Liabilities		1,275,203
STOCHOLDERS' EQUITY		
Common Stock, no par value, 30,000 shares authorized, 2,000 shares issued and outstanding		30,000
Additional Paid-in Capital		15,000
Retained Earnings		382,775
Total Stockholders' Equity		427,775
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,702,978

The accompanying notes are an integral part of this statement.

First Heartland Capital, Inc.

STATEMENT OF INCOME

For the Year Ended September 30, 2005

INCOME		
Commission and Fee Income		$ 17,312,172
OPERATING EXPENSES		
Bank and Credit Card Charges	$ 518	
Clearing Fees	569,378	
Commission Expense	14,527,419	
Computer Expense	123,649	
Depreciation	11,323	
Dues and Subscriptions	1,410	
Insurance, net of reimbursements	39,752	
Licenses and Fees	51,937	
Litigation Settlement Fees	30,800	
Management Fees	1,128,976	
Meeting Expense, net of reimbursements	17,830	
Office Expense	49,989	
Professional Fees	84,577	
Retirement Plan Expense	47,344	
Salaries	1,097,533	
Taxes	76,112	
Total Operating Expenses		17,858,547
INCOME (LOSS) FROM OPERATIONS		-546,375
OTHER INCOME (EXPENSE)		
Administrative Fee Income	521,308	
Interest Income	12,378	
Interest Expense	0	
Miscellaneous	92,340	
		626,026
INCOME BEFORE INCOME TAXES		79,651
PROVISION FOR INCOME TAXES		
Currently payable		11,555
Deferred		18,800
		30,355
NET INCOME		$ 49,296

The accompanying notes are an integral part of this statement.

First Heartland Capital, Inc.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2005

Cash flows from operating activities:	
Net income	$ 49,296
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	11,323
(Increase) decrease in concessions receivable	-36,387
(Increase) decrease in refundable income taxes	15,653
(Increase) decrease in prepaid expenses	-14,998
(Increase) decrease in deposits	0
Increase (decrease) in accounts payable and accrued commissions	641,938
Increase (decrease) in accrued and deferred income taxes payable	30,717
Net cash provided by (used in) operating activities	697,542
Cash flows from investing activities	
Investments	-4,500
Capital Expenditures	-110,646
Net cash provided by (used in) investing activities	-115,146
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	582,396
Cash and cash equivalents at beginning of year	275,543
Cash and cash equivalents at end of year	$ 857,939

The accompanying notes are an integral part of this statement.

First Heartland Capital, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended September 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2004	$30,000	$15,000	$333,479	$378,479
Net income	-	-	49,296	$49,296
Balance at September 30, 2005	$30,000	$15,000	$382,775	$427,775

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's operations and significant accounting policies applied in the preparation of the accompanying financial statements follows:

A. Organization and Nature of Business

First Heartland Capital, Inc. was incorporated in Missouri on March 23, 1993 and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption. The Company's customer base includes other brokers and dealers as well as individuals, all of which effect transactions in a wide array of financial instruments.

B. Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. Concessions Receivable

The Company has elected the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at September 30, 2005.

D. Property and Equipment

Property and equipment are carried at cost. Major renewals and betterments are capitalized and maintenance and repairs which do not improve or extend the life of the respective assets are charged against earnings in the current year. Depreciation is provided for in the financial statements using the straight-line method and accelerated method over the estimated useful lives. Depreciation expense charged to operations for the year ended September 30, 2005 was $11,323.

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

E. Investments

At September 30, 2005, investments consisted of warrants to acquire NASD share and are stated at cost.

F. Concessions

Concessions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

G. Statement of Cash Flows

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

H. Income Taxes

Income tax expense includes the federal and state income taxes currently payable (refundable). Effective October 1, 2005 the Company has elected to be treated as an S Corporation.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on he creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital would fail to equal 120 percent of the minimum dollar amount required. At September 30, 2005 the Company had allowable net capital of $ 194,854 which was $ 109,840 in excess of the minimum required and the percentage of aggregate indebtedness to net capital was 654%.

First Heartland Capital, Inc.

NOTES TO FINANCIAL STATEMENTS - Continued

September 30, 2005

NOTE 4 – RETIREMENT PLAN

The Company provides a 401(k) Employee Pension Plan for all employees meeting eligibility and electing to participate. The contribution charged to operations for the year ended September 30, 2005 were $47,344.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's two stockholders also control other companies. Material transactions with those related companies for the year ended September 30, 2005 were as follows:

Administrative Fee Income - Related Company	
First Heartland Corporation	$ 418,906
First Heartland Consultants, Inc.	102,402
Management Fee Expense - Related Company	
First Heartland Corporation	$ 1,128,976

In addition, the Company also paid professional fees of $ 8,115 to a relative of a stockholder during the year ended September 30, 2005

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	0
Income taxes	$	0

NOTE 7 - CONTINGENCIES

Litigation
In the normal course of business, the Company is party to litigation and arbitration actions involving their broker activities. It is the opinion of management, after consultation with counsel, that errors and omission insurance coverage along with the financial strength of the Company and it's principals is adequate to provide for any significant judgments resulting from said litigation or arbitration and that resolution of such actions will not have a material adverse effect on the financial condition of the Company.

Risks and Uncertainties
The Company derives a significant portion of revenues from trading and brokerage activities to domestic customers and, as a result, revenues could vary based on the performance of financial markets around the world.

SUPPLEMENTAL INFORMATION

First Heartland Capital, Inc.

COMPUTATION OF NET CAPITAL

For the Year Ended September 30, 2005

Net Capital Computation:

Stockholders' Equity	$	427,775
Deductions and/or charges		
Less non-allowable Assets		
NSCC Clearing Deposit		20,000
Property and Equipment		100,007
Prepaid Expenses		39,299
Receivables - non-allowable		52,149
Investemnts		4,500
Haircuts on securities		16,966
Net Capital	$	194,854

First Heartland Capital, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

September 30, 2005

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 85,014
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement (Greater of the Abov	$ 85,014
Excess Net Capital	$ 109,840
Percentage of Aggregate Indebtedness to Net Capital	654%
Percentage of Debt ot Debt-Equity	NA

SCHEDULE OF AGGREGATE INDEBTEDNESS

Accounts Payable	$ 228,450
Accrued Expenses	1,046,753
	$ 1,275,203

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)	289,343
Net year-end adjustments	-94,489
	$ 194,854

RICHARD W. SCHMIDT CPA, P.C. 11353 BRIERHALL CIRCLE MARYLAND HEIGHTS, MO 63043

REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First Heartland Capital, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of First Heartland Capital, Inc. for the year ended September 30, 2005 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systen.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone 314.739.6994 Fax 314.739.1409 Cell 314.616.1708 Email rwspc@cablemo.net

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraun in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard W. Schmidt CPA, P.C.

Richard W. Schmidt CPA, P.C.
St. Louis, Missouri
November 11, 2005